Exhibit 99.3
Consent of Independent Auditor
We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-294905) and Form 40-F (File No. 001-43215) of OceanaGold Corporation (the “Company”) of our report dated February 19, 2025 (except as to Note 11 which is as of February 18, 2026) relating to the consolidated financial statements as at and for the year ended December 31, 2024 which appears in Exhibit 99.1 of OceanaGold Corporation’s Current Report on Form 6-K dated May 1, 2026.
/s/PricewaterhouseCoopers
Melbourne, Australia
1 May 2026